UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 11, 2022 (July 10, 2022)

Frontier Group Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-40304	46-3681866
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

4545 Airport Way

Denver, CO 80239

(720) 374-4550

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.001 par value per share	ULCC	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

On July 10, 2022, Frontier Group Holdings, Inc. (“Frontier”) sent to Spirit Airlines, Inc. (“Spirit”) a letter which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Important Additional Information Will be Filed with the SEC

Frontier has filed with the SEC a Registration Statement on Form S-4 in connection with the proposed transaction, that included a definitive Information Statement/Prospectus of Frontier and a definitive Proxy Statement of Spirit. The Form S-4 was declared effective on May 11, 2022 and the prospectus/proxy statement was first mailed to Spirit stockholders on May 11, 2022. Frontier and Spirit also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT/ INFORMATION STATEMENT/ PROSPECTUS/ PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED BY FRONTIER OR SPIRIT WITH THE SEC IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FRONTIER, SPIRIT, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders are able to obtain free copies of the Registration Statement and the definitive Information Statement/Proxy Statement/Prospectus and other documents filed with the SEC by Frontier and Spirit through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders are able to obtain free copies of the information statement and the proxy statement and other documents filed with the SEC by Frontier and Spirit on Frontier’s Investor Relations website at https://ir.flyfrontier.com and on Spirit’s Investor Relations website at https://ir.spirit.com.

Participants in the Solicitation

Frontier and Spirit, and certain of their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by that certain Agreement and Plan of Merger, dated February 5, 2022, by and among Frontier, Top Gun Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Frontier, and Spirit (the “Merger Agreement”). Information regarding Frontier’s directors and executive officers is contained in Frontier’s definitive proxy statement, which was filed with the SEC on April 13, 2022. Information regarding Spirit’s directors and executive officers is contained in Spirit’s definitive proxy statement, which was filed with the SEC on March 30, 2022.

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this communication, including statements concerning Frontier, Spirit, the proposed transactions and other matters, should be considered forward-looking within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These

forward-looking statements are based on Frontier’s and Spirit’s current expectations and beliefs with respect to certain current and future events and anticipated financial and operating performance. Such forward-looking statements are and will be subject to many risks and uncertainties relating to Frontier’s and Spirit’s operations and business environment that may cause actual results to differ materially from any future results expressed or implied in such forward looking statements. Words such as “expects,” “will,” “plans,” “intends,” “anticipates,” “indicates,” “remains,” “believes,” “estimates,” “forecast,” “guidance,” “outlook,” “goals,” “targets” and other similar expressions are intended to identify forward-looking statements. Additionally, forward-looking statements include statements that do not relate solely to historical facts, such as statements which identify uncertainties or trends, discuss the possible future effects of current known trends or uncertainties, or which indicate that the future effects of known trends or uncertainties cannot be predicted, guaranteed, or assured. All forward-looking statements in this communication are based upon information available to Frontier and Spirit on the date of this communication. Frontier and Spirit undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances, or otherwise, except as required by applicable law. All written and oral forward-looking statements concerning the transactions contemplated by the Merger Agreement or other matters addressed in this communication and attributable to Frontier, Spirit, or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this communication.

Actual results could differ materially from these forward-looking statements due to numerous factors including, without limitation, the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Merger Agreement; failure to obtain applicable regulatory or Spirit stockholder approval in a timely manner or otherwise and the potential financial consequences thereof; failure to satisfy other closing conditions to the proposed transactions; failure of the parties to consummate the transaction; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth, or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; demand for the combined company’s services; the growth, change and competitive landscape of the markets in which the combined company participates; expected seasonality trends; diversion of managements’ attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; risks related to investor and rating agency perceptions of each of the parties and their respective business, operations, financial condition and the industry in which they operate; risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction; that Frontier’s cash and cash equivalents balances, together with the availability under certain credit facilities made available to Frontier and certain of its subsidiaries under its existing credit agreements, will be sufficient to fund Frontier’s operations including capital expenditures over the next 12 months; Frontier’s expectation that based on the information presently known to management, the potential liability related to Frontier’s current litigation will not have a material adverse effect on its financial condition, cash flows or results of operations; that the COVID-19 pandemic will continue to impact the businesses of the companies; ongoing and increase in costs related to IT network security; and other risks and uncertainties set forth from time to time under the sections captioned “Risk Factors” in Frontier’s and Spirit’s reports and other documents filed with the SEC from time to time, including their Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

99.1	Frontier Letter to Spirit, dated July 10, 2022.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FRONTIER GROUP HOLDINGS, INC.

Date: July 11, 2022	By:	/s/ Howard M. Diamond
Howard M. Diamond
General Counsel and Secretary

Exhibit 99.1

July 10, 2022

Spirit Airlines, Inc.

2800 Executive Way

Miramar, FL 33025

Attention: Ted Christie; Thomas Canfield (via e-mail)

Dear Ted and Thomas:

On behalf of Frontier Group Holdings, Inc. (“Frontier”), I would like to reiterate our continued belief that the pending combination of Frontier with Spirit Airlines, Inc. (“Spirit”) presents a unique opportunity for both companies’ stockholders to realize meaningful long-term value. The value that your stockholders will potentially realize in a combination of our two airlines significantly exceeds the purported value contained in the latest proposal from JetBlue Airways Corporation (“JetBlue”). The proposal that JetBlue announced on June 27, 2022 (the “Latest JetBlue Acquisition Proposal”) is a proposal that we continue to believe is less attractive than the Frontier proposal.

We and others also noted the United States Department of Transportation’s (“DOT”) recent determination awarding slots at Newark International Airport to Spirit, noting “Spirit maintains a 32 percent cost advantage over JetBlue, and a 46 percent advantage over United. This will effectively allow Spirit to offer lower fares to more customers while maintaining the profitability necessary to remain an effective competitor at EWR.” The DOT announcement further stated “the Department finds that, of the applications received, Spirit will best be able to provide competition consistent with the Department of Justice’s (DOJ) original competition remedy that is the source of the timings.” The path to regulatory approval of a JetBlue -Spirit combination seems more impossible by the day.

Our proposed combination is not only pro-competitive — making it possible to bring ultra-low fares to more routes in competition with larger, high-cost, high-fare airlines — our offer delivers significantly greater value to Spirit stockholders. The opportunistic cash offer from JetBlue, creates a hard cap on value. Under our agreement, the total cash consideration is approximately $450 million. In addition, Spirit stockholders will benefit from the upside of the pandemic recovery and share in approximately $500 million in estimated annual net merger synergies. Even with modest growth assumptions based on current recovery trends – the Frontier-Spirit transaction can easily provide pro forma value in excess of $50 as evidenced in Spirit’s own investor materials.

However, we still remain very far from obtaining approval from Spirit stockholders based on the proxy data we received as of July 8, 2022. We note that you have unilaterally further extended the timeline for your stockholder meeting until July 15, 2022 in order to, among other things, solicit additional proxies, but we believe that additional time will be needed. To that end, in accordance with Section 5.4(c) of the Agreement and Plan of Merger among the parties (dated as of February 5, 2022, as amended, the “Merger

Agreement”), Frontier hereby requests that Spirit adjourn its stockholder meeting until 11:00 am ET on July 27, 2022 in order to permit additional time to solicit additional voting proxies in favor of the transaction if, as of 11:00 am ET on July 15, 2022, Spirit has not received proxies representing a sufficient number of shares of Spirit common stock to vote for the approval of the proposed transaction.

We stand ready to continue to speak with investors and advocate for our transaction. We also believe that the proxy solicitation process would unquestionably benefit from the Board of Directors of Spirit expressly reaffirming its recommendation of the pending merger with Frontier, notwithstanding the Latest JetBlue Acquisition Proposal. In furtherance of the foregoing, we hereby request that the Board of Directors of Spirit publicly reaffirm the Company Board Recommendation (as defined in the Merger Agreement) following the public announcement of the Latest JetBlue Acquisition Proposal within ten business days following the date of this letter as contemplated by Section 7.1(c) of the Merger Agreement.

Additionally, in order to bring this process to an orderly conclusion, we believe that it is in the best interest of both your and our stockholders for Frontier to provide clarity on its response to the Latest JetBlue Acquisition Proposal. In line with our recent discussions, Frontier does not intend to propose any further modifications to the financial terms of the Merger Agreement, and Spirit should consider the terms of the Merger Agreement, as most recently amended on June 24, 2022, as representing Frontier’s last, best and final offer with respect to the pending merger.

As has been the case throughout this process, we remain committed to this transaction. However, should the Spirit Board of Directors conclude that it would instead desire to pursue an alternative transaction with JetBlue, we would appreciate being advised of that determination. Further, should this be the determination of the Spirit Board, we would be prepared to consider waiving our “match” right with respect to the Latest JetBlue Acquisition Proposal under appropriate circumstances.

We are available to discuss this letter at your convenience.

Very truly yours,

FRONTIER GROUP HOLDINGS, INC.

By:	/s/ Barry Biffle
Name:	Barry Biffle
Title:	Chief Executive Officer

cc:

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

Attention: Gregory V. Gooding; William D. Regner

Email: ggooding@debevoise.com; wdregner@debevoise.com

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